British Columbia Securities Commission	P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Canada
Corporate Finance	Telephone: (604) 899-6500
SEDAR Electronic Correspondence	Fax: (604) 899-6581
(BC and Alberta only) 1-800-373-6393

RECEIPT

Vizsla Resources Corp.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated June 2, 2020 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta. A receipt for the preliminary prospectus is deemed to be issued by the regulator in this jurisdiction, if the conditions of the Instrument have been satisfied.

June 2, 2020

Allan Lim
Allan Lim, CPA, CA Manager, Corporate Finance
SEDAR Project Number 3066715